SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b)(c), and (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)

MediciNova, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

         58468P107

(CUSIP Number)

                                      October 13, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1		NAME OF REPORTING PERSON: Tanabe Holding America, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 223770182
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 500,000[1]
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 500,000[1]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.85%[2]
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________

1

As a result of the Issuer’s 10 for 1 reverse stock split, effective as of October 31, 2006, the 5,000,000 shares reported on the Reporting Person’s Form 4 as filed with the Securities and Exchange Commission on October 16, 2006 were automatically combined into 500,000 shares.

2

All percentages herein are based on 10,316,386 shares of Common Stock reported to be outstanding as of October 31, 2006, as reflected in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. 58468P107	Schedule 13G	Page 3 of 6 Pages

Item 1.
(a)	Name of Issuer

MediciNova, Inc.

(b)	Address of Issuer's Principal Executive Offices

4350 LaJolla Village Drive

Suite 950

San Diego, CA 92122

Item 2.
(a)	Name of Person Filing

Tanabe Holding America, Inc. (“Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence

401 Hackensack Avenue

10th Floor

Hackensack, NJ 07601

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

58468P107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act
(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)
(g)	☐ Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)

CUSIP No. 58468P107	Schedule 13G	Page 4 of 6 Pages

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount Beneficially Owned

500,0001

(b)	Percent of Class

4.85%2

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

500,0001

(ii)	shared power to vote or to direct the vote

0

__________________________________________________

1

As a result of the Issuer’s 10 for 1 reverse stock split, effective as of October 31, 2006, the 5,000,000 shares reported on the Reporting Person’s Form 4 as filed with the Securities and Exchange Commission on October 16, 2006 were automatically combined into 500,000 shares.

2

All percentages herein are based on 10,316,386 shares of Common Stock reported to be outstanding as of October 31, 2006, as reflected in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. 58468P107	Schedule 13G	Page 5 of 6 Pages

(iii)	sole power to dispose or to direct the disposition of

500,0001

(iv)	shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

____________________

1             As a result of the Issuer’s 10 for 1 reverse stock split, effective as of October 31, 2006, the 5,000,000 shares reported on the Reporting Person’s Form 4 as filed with the Securities and Exchange Commission on October 16, 2006 were automatically combined into 500,000 shares.

CUSIP No. 58468P107	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 10, 2006

Tanabe Holding America, Inc.

By:_/s/ Masashi Kubo____

Name: Masashi Kubo

Title: Secretary and Treasurer